

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Arman Tabatabaei
Chief Executive Officer
Cannabis Global, Inc.
520 S Grand Avenue, Suite 320
Los Angeles, CA 90071

>   **Re: Cannabis Global, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 26, 2021**
>   **File No. 333-253665**

Dear Mr. Tabatabaei:

We have limited our review of your registration statement to those issues we have addressed in our comment below. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 Filed February 26, 2021

Cover Page

1.   We note that you state on the Prospectus Cover Page that you are registering 19 million shares of common stock at a fixed price of $0.15 per share. We further note that you use an offering price per share of $0.49 in the table on page 23 under Expected Accretion to Common Shares, and that your fee table is based on a proposed maximum aggregate price per share of $0.18. Please reconcile your disclosure, and related calculations throughout, regarding the price per share of the securities you are offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Gessert at 202-551-2326 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tad Mailander